Eric J. Lerner has been active in DPF research for over 30 years. Beginning in 1984, he developed a detailed quantitative theory of the functioning of DPF. Based on this theory, he proposed that the DPF could achieve high ion and electron energies at high densities, suitable for advanced fuel fusion and space population. Under two contracts with JPL, he planned and participated in carrying out experiments that tested and confirmed this theory. In addition, he developed an original model of the role of the strong magnetic field effect on DPF functioning, showing that this effect could have a large effect on increasing ion temperature and decreasing electron temperature. He is a leading researcher in cosmology and astrophysics, developing original, plasma-based theories of quasars, large-scale structure and other phenomena of the Universe. He was a Visiting Astronomer at the European Southern Observatory in Santiago, Chile in 2006. As a writer about science and technology, he is the author of over 600 science journalism articles. Mr. Lerner received a BA in Physics from Columbia University and did graduate work in physics at the University of Maryland.